
08003621

BAE Systems - BVT Surface Fleet joint venture

30 June 2008

BAE Systems and VT Group today confirmed that their Joint Venture, BVT Surface Fleet (BVT) will become operational on Tuesday 1 July 2008.

BAE Systems and VT Group will have equal board representation and voting rights. BVT will employ over 7,000 people at facilities in Glasgow, Bristol (Filton) and Portsmouth. BAE Systems and VT have appointed Sir John Parker as the non-executive Chairman and Alan Johnston as Chief Executive of BVT.

Issued by:
BAE Systems plc
London

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